Exhibit 99.1

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY, AND IS

NOT AN OFFER TO SELL SECURITIES.

CLOSING ANNOUNCEMENT

OF THE PUBLIC OFFERING OF THE 18TH (EIGHTEENTH) ISSUANCE OF SIMPLE, NON-COVERTIBLE DEBENTURES, UNSECURED, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION RITE OF

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF) No.33.611.500/0001-19

Doutora Ruth Cardoso Street, n.º 8.501, 8th floor, Conjunto 2

CEP 05.425-070, City of São Paulo, State of São Paulo

in the total amount of

R$1,500,000,000.00

(one billion and five hundred million reais)

Debentures ’s ISIN code: BRGGBRDBS078

Issuance Risk Rating by Fitch Ratings: "AAA(bra)"*

*This rating was issued on November 19, 2024, and the characteristics of this security are subject to change.

THE REGISTRATION OF THE DEBENTURES OFFERING WAS AUTOMATICALLY GRANTED BY THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION ("CVM") ON DECEMBER 09, 2024, UNDER THE NUMBER CVM/SRE/AUT/DEB/PRI/2024/877.

1.         SECURITIES AND ISSUERS

Pursuant to the provisions of Section 76 and Annex M of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 160, of July 13, 2022, as amended ("CVM Resolution 160"), GERDAU S.A., registered in the National Registry of Legal Entities of the Ministry of Finance ("CNPJ/MF") under No. 33.611.500/0001-19 ("Issuer"), together with the Placement Agent (as defined below), hereby ANNOUNCE, through this closing announcement ("Closing Announcement"), on this date, the end of the distribution period, of the public offering of 1,500,000 (one million and five hundred thousand) simple debentures, not convertible into shares, unsecured, in a single series, of the 18th (eighteenth) issuance of the Issuer ("Debentures", "Issuance" and "Offering", respectively"), pursuant to the " Deed of the 18th (Eighteenth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in Up to two series, for Public Distribution, Under Automatic Registration Rite, of Gerdau S.A." ("Original Issuance Deed") executed on November 19, 2024, between the Issuer and PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, REGISTERED WITH THE CNPJ/MF under No. 17.343.682/0001-38, as fiduciary agent, representing the community of the holders of the Debentures

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY, AND IS

NOT AN OFFER TO SELL SECURITIES.

("Fiduciary Agent"), as amended by the " First Amendment to the Deed of the 18th (Eighteenth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to two (2) series, for Public Distribution, Under Automatic Registration Rite, of Gerdau S.A." ("Amendment to the Issuance Deed", together with the Original Issuance Deed, the "Issuance Deed"), executed on December 9, 2024, between the Issuer and the Fiduciary Agent.

2.         SECURITIES DATA

1,500,000 (one million and five hundred thousand) Debentures were subscribed and paid in under registered and book-entry form, without issuance of cautions or certificates, with a nominal unit value of R$1,000.00 (one thousand reais), totaling, on the date of issuance of the Debentures, that is, December 10, 2024 ("Issue Date"), the total amount of R$1,500,000,000.00 (one billion and five hundred million reais), and, for all legal purposes, the ownership of the Debentures will be proven by the statement issued by the Bookkeeper (as defined below).

3.         LEAD PLACEMENT AGENT, OTHER PLACEMENT AGENT AND INSTITUTIONS INVOLVED IN THE DISTRIBUTION

The Offer was intermediated by ITAÚ BBA ASSESSORIA FINANCEIRA S.A., registered with the CNPJ/MF under No. 04.845.753/0001-59 ("Itaú BBA" or "Lead Placement Agent"), BANCO SANTANDER (BRASIL) S.A., registered with the CNPJ/MF under No. 90.400.888/0001-42 ("Santander"), XP INVESTIMENTOS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., registered with the CNPJ/MF under No. 02.332.886/0011-78 ("XP") and UBS BRASIL CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., registered with the CNPJ/MF under No. 02.819.125/0001-73 ("UBS BB" and, when together with Itaú BBA, Santander and XP, the " Placement Agent").

4.         AUTOMATIC DISTRIBUTION REGISTRATION RITE

The Offering was registered with the CVM under the rite of automatic registration of distribution, without prior analysis, pursuant to Sections 25 and 26, item IV, item "a", of CVM Resolution 160, as it is a public offering: (i) of debentures not convertible into shares; (ii) intended exclusively for professional investors, as defined pursuant to Sections 11 and, as applicable, 13 of CVM Resolution No. 30, of May 11, 2021, as amended ("Professional Investors"); and (iii) whose issuer falls into the category of Frequent Fixed Income Issuer (EFRF), as it is considered to have large exposure to the market (EGEM), pursuant to Section 38-A, item I of CVM Resolution No. 80, of March 29, 2022, as in force. The Offer was not submitted to prior analysis by the Brazilian Association of Financial and Capital Markets Entities – ANBIMA, the CVM or any regulatory or self-regulatory entity.

5.         REGISTRATION OF THE OFFERING WITH THE CVM

The registration of the Offering was automatically granted by the CVM on december 9, 2024, under No. CVM/SRE/AUT/DEB/PRI/2024/877.

6.         DEED

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY, AND IS

NOT AN OFFER TO SELL SECURITIES.

The institution providing the Debentures' bookkeeping services is ITAÚ CORRETORA DE VALORES S.A., a financial institution, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima nº 3.500, 3º Andar (Parte), Itaim Bibi, CEP 04.538-132, registered with the CNPJ/MF under No. 61.194.353/0001-64 ("Bookkeeper").

7.          FINAL DISTRIBUTION DATA

SINGLE SERIES

Type of Investor	Number of Subscribers	Number of debentures subscribed and paid in
Natural persons	0	0
Investment clubs	0	0
Investment funds	116	1.498.185
Private pension entities	1	1.815
Insurance companies	0	0
Foreign investors	0	0
Intermediary institutions participating in the distribution consortium	0	0
Financial institutions linked to the Issuer and/or the consortium participants	0	0
Other financial institutions	0	0
Other legal entities linked to the Issuer and/or the consortium participants	0	0
Other legal entities	0	0
Partners, managers, employees, proposed, and other persons connected to the Issuer and/or the participants of the consortium	0	0
TOTAL	117	1.500.000

THE DISCLOSURE OF THE PROSPECTUS AND THE OFFER SHEET FOR THE REALIZATION OF THIS OFFERING WAS WAIVED PURSUANT TO SECTIONS 9, ITEM I AND 23, PARAGRAPH 1, OF CVM RESOLUTION 160.

PURSUANT TO SECTION 59 OF CVM RESOLUTION 160, ADDITIONAL INFORMATION ON THE DISTRIBUTION OF THE DEBENTURES AND ON THE OFFERING MAY BE OBTAINED FROM THE

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY, AND IS

NOT AN OFFER TO SELL SECURITIES.

ISSUER, THE COORDINATORS AND OTHER INSTITUTIONS PARTICIPATING IN THE DISTRIBUTION CONSORTIUM, WITH THE CVM AND/OR WITH B3.

CONSIDERING THAT THE OFFERING WAS SUBJECT TO THE AUTOMATIC REGISTRATION OF DISTRIBUTION PROCEDURE, THE REGISTRATION OF THE OFFERING DID NOT REQUIRE PRIOR ANALYSIS BY THE CVM, THE BRAZILIAN ASSOCIATION OF FINANCIAL AND CAPITAL MARKETS ENTITIES (ANBIMA) OR ANY REGULATORY OR SELF-REGULATORY ENTITY. IN THIS SENSE, THE DOCUMENTS RELATED TO THE DEBENTURES AND THE OFFERING WERE NOT REVIEWED BY THE CVM, INCLUDING THIS CLOSING ANNOUNCEMENT.

CONSIDERING THAT THE OFFERING IS INTENDED EXCLUSIVELY FOR PROFESSIONAL INVESTORS, PURSUANT TO SECTION 26, ITEM IV, ITEM "A", OF CVM RESOLUTION 160 AND IS SUBJECT TO THE AUTOMATIC REGISTRATION OF DISTRIBUTION PROCEDURE PROVIDED FOR IN CVM RESOLUTION 160, THE DEBENTURES WILL BE SUBJECT TO RESTRICTIONS ON RESALE, AS INDICATED IN SECTION 86, ITEM I, OF CVM RESOLUTION 160.

THE REGISTRATION OF THE OFFERING DID NOT IMPLY, ON THE PART OF THE CVM, A GUARANTEE OF THE VERACITY OF THE INFORMATION PROVIDED OR IN JUDGMENT ON THE QUALITY OF THE DEBENTURES DISTRIBUTED.

Capitalized terms used in this Closing Announcement, which are not defined herein, shall have the meaning given to them in the Issuance Deed.

The date of this Closing Announcement is December 12, 2024.

Lead Placement Agent

Placement Agent